The First of Long Island Corporation
10 Glen Head Road
Glen Head, New York

November 10, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Michael Johnson

Re:	Request for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933
(File No. 333-177867)

Ladies and Gentleman:

The First of Long Island Corporation (the “Registrant”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Registrant’s Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on November 9, 2011 (via EDGAR Accession No. 0001140361-11-052685) (the “S-3 Filing”). The S-3 Filing is being withdrawn because the S-3 Filing was not appropriately tagged as an automatically effective registration statement for a dividend reinvestment plan, and the Registrant intends to file an appropriately tagged registration statement that replaces in full the S-3 Filing immediately upon filing of this Request for Withdrawal.

No securities were sold in connection with the S-3 Filing.

Should you have any questions or comments, please do not hesitate to call Adam P. Wheeler at 202-274-2013.

Sincerely,

THE FIRST OF LONG ISLAND CORPORATION

/s/ Christopher Becker, Vice President

Christopher Becker, Vice President